January 20, 2006

Franklin D Chu
Co-Chief Executive Officer
Shanghai Century Acquisition Corporation
Suite 1002, 10th Floor
43 Lyndhurst Terrace
Central, Hong Kong SAR
CHINA

RE: Shanghai Century Acquisition Corporation
Registration Statement on Form S-1
Filed December 12, 2005
File No. 333-130260

Dear Mr. Chu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be
provided with a copy of the letter or a call from the NASD that the NASD has finished its

review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the reference to "contractual arrangements" on the cover page of your prospectus. Please clarify and/or expand within your disclosure to explain what is meant by such term and all manners by which it would impact the company's consummation of a business combination.

Summary, page 1

3. We note the statement on page 33 that: "[t]here has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us." Please include such disclosure in your summary section.

4. In connection with the preceding comment, we also note the disclosure throughout your registration statement that members of your management have "advised a number of their contacts that a pool of capital is being raised for acquisitions and that [you] intend to seek an acquisition after the consummation of this offering." With respect to each and every instance in which a contact was "advised," please disclose:

- The complete nature of each contact, including a specific description of all matters discussed and the names of all parties involved;

- The complete nature of each subsequent contact between the parties disclosed in response to the preceding comment subpart, including but not limited to specific disclosure with respect to whether any part of the contact related to either the company's plans to engage in a business combination or the company's plans to raise a pool of capital;

- The complete nature of each subsequent contact with the company's management or shareholders arising out of or relating to the contacts discussed in response to the preceding two comment subparts, including the names of all parties involved.

5. Please provide the same disclosure requested by the preceding comment with respect to all shareholders who have held an interest in the company since its inception.

6. Throughout your registration statement, and to the extent not already cited, please provide the bases for all statistics provided in your disclosure.

7. We note the following disclosure on page six: "Any ordinary shares acquired by existing shareholders in the aftermarket will be considered as part of the holding of the public shareholders, but such existing shareholders have agreed to vote any ordinary shares acquired following this offering in favor of the business combination submitted to our shareholders for approval." Please advise as to the basis of such statement. Additionally, please discuss how shares acquired in the IPO will be voted with respect to any business combination submitted to shareholders.

    We note that the form agreement attached as Exhibit 10.1 provides that the parties to execute such agreement, including each of your officers and directors, "will vote all Insider Shares [defined as all of the ordinary shares of the Company owned by an Insider prior to the IPO] owned by him in accordance with the majority of the votes cast by the holders of the IPO Shares" but it does not address the voting of such parties' IPO Shares. Please reconcile.

8. Additionally, please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

9. Please tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $94,750,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 40 and that " the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry," but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established on April 25, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Shanghai Century Acquisition Corp. Given management's extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

10. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

11. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by I-Bankers Securities Incorporated as a result of the exercise of the Underwriters' option.

12. We note that I-Bankers Securities has the right to consent before the company can exercise its redemption rights pursuant to Section 6 of the Warrant Agreement. Please discuss the conflicts of interest that result from I-Bankers Securities Incorporated having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

13. Please clarify here, and throughout your registration statement, whether you will structure or consummate a business transaction which would allow less than 19.99% of your public shareholders to exercise their redemption rights. We may have further comment.

Risk Factors, page 10

14. Please update your risk factor discussing the numerous companies with similar business plans to the most recent practicable date.

Use of Proceeds, page 25

15. Please clarify the amount of offering expenses already paid from the funds that you disclose have been made available under the revolving credit facility and the specific uses to which they have been put.

16. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $200,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $100,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for

their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

17. Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company's search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence.

18. We note that the company states that "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account . . . will be used to finance the operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

19. Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

Management's Discussion and Financial Analysis, page 29

20. We note the statement "We will use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Management's Discussion and Analysis, page 30

21. The last paragraph indicates that the $125,000 loan from the company's directors will be repaid from offering proceeds. Please disclose the advance in the capitalization table on page 32.

Proposed Business, page 36

22. We note the discussion on page 38 with respect to SAFE approval being required for any sale or transfer by the PRC residents of a PRC company's assets or equity interests to

foreign entities in exchange for the equity interests or assets of the foreign entities. Please update your discussion to reflect any developments since the September 2005 draft regulations that you disclose "would partially reverse the regulations issued in January and April of 2005." Additionally, please expand your discussion to indicate the time period necessary to obtain SAFE approval.

Principle Shareholders, page 48

23. We also note that your disclosure states that Messrs. Chu, Lo, Arculli, Polanen and Ch'ien may be deemed to be our "parent" and "promoter," as these terms are defined under the federal securities laws." State whether each person is or is not a promoter, not that they "may be deemed" to be so.

Underwriting, page 40

24. Please advise whether I-Bankers Securities Incorporated or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

25. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

26. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Principal Shareholders, page 49

27. We note the potential for the underwriters to be involved in identifying a prospective business combination. As such, it would appear that I-Bankers Securities Incorporated would be in possession of material non-public information while they operate the 10b5-1 plans. Please provide additional disclosure with respect to the operation of the 10b5-1

plans disclosed in your registration statement, including the above-noted potential for conflict of interest and the mechanism by which purchases will be made. We may have further comment.

Financial Statements, page F-1

28. Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Proposed Offering, page F-8

29. Please expand Note 2 to disclose the significant terms of the underwriter's purchase option, including the material terms discussed on page 66, as well as any net settlement provisions. Disclose how you intend to account for the underwriter's purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Exhibit 23.1

30. The consent of the independent accountants should be revised to delete the phrase "incorporated by reference" because the consent is contained within the registration statement. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement

Exhibits
Amended and Restated Articles of Association – Exhibit 3.3

31. Please reconcile the definition for "Business Combination" in Article 170 with that provided in the summary of your registration statement. We note that Article 170 does not include the limitation that the transaction be valued at 80% of your net assets at the time of consummating the Business Combination. Additionally, and as noted in comment 13, above, please clarify whether any business combination consummated by the company will allow for less than a 19.99% of the IPO shareholders to elect

conversion. Finally, we note references to paragraphs A and B in Article 170 but can find no such paragraphs. Please reconcile.

Revolving Note -- Exhibit 10.7

32. We note the reference to the "Federal Bankruptcy Code." Please consider providing a definition of such term to clarify whether this term refers to the United States law or Cayman Islands law. If it refers to United States law, please advise the Staff how the provisions of the note would operate in light of the fact that the company is domiciled in the Cayman Islands and aims to acquire operations in China.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory J. Schmitt (by facsimile)
        214.855.4300